UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                FORM 10-SB

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           Ultimate Sports, Inc.
              (Name of Small Business Issuer in its charter)

Indiana                            35-1771259
(State or other jurisdiction of    (I.R.S. Employer Identification No.)
Incorporation or organization)

2119 North 15th Street, Lafayette, IN                  47904
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number: (765) 423-2984

Securities to be registered under Section 12(b) of the Act:

     Title of each class      Name of each exchange on which
     To be so registered      Each class is to be registered

          None                     Not Applicable

Securities to be registered under Section 12(g) of the Act:

                    Common Stock no par value per share
                             (Title of class)

                             TABLE OF CONTENTS

PART I
                                                                        Page
Item 1.  Description of Business                                         1
Item 2.  Management's Discussion and Analysis of Financial
          Condition and Results of Operations                            9
Item 3.  Description of Property                                         14
Item 4.  Security Ownership of Certain Beneficial Owners and Management  14
Item 5.  Directors, Executive Officers, Promoters and Control Persons    15
Item 6.  Executive Compensation                                          16
Item 7.  Certain Relationships and Related Transactions                  17
Item 8.  Description of Securities                                       17


PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters                           18
Item 2.  Legal Proceedings                                               18
Item 3.  Changes in and Disagreements with Accountants                   18
Item 4.  Recent Sales of Unregistered Securities                         19
Item 5.  Indemnification of Directors and Officers                       22


PART F/S

Financial Statements                                                     23


PART III

Items 1 and 2.  Index to Exhibits and Description of Exhibits            33
Signatures                                                               33

                        Forward Looking Statements

This registration statement contains statements that plan for or anticipate the future operations of our company. Forward looking statements include those about our market position, our competitive position, product development of our X2 ski, our Shaper Wear Bar, our plans for expansion of our dealer program, trade show activities, licensing agreements, joint ventures, in-house manufacturing and our business generally and statements that are not historical in nature. In this registration statement forward looking statements are generally identified by words such as "anticipate", "plan", "believe", "expect", "estimate", "propose" and words of similar import. Although we offer any forward looking statements herein as reasonable, because the nature of such statements necessarily contemplates future risks and uncertainties, there are factors that may cause actual results to differ materially from those expressed or implied by our forward looking statements. For example, a few of the uncertainties that could affect the outcome of our forward looking statements include the following:

     1. our ability to accomplish production and sale of our X2 ski and Shaper Wear Bar,

     2. the extent to which our X2 ski and Shaper Wear Bar when produced and marketed will be favorably received by manufacturers end-use customers,

     3. the extent to which our expansion of our dealer program will increase revenues, and

     4. the extent to which our marketing efforts with end-use customers through trade shows, catalog distribution and otherwise will increase revenues.

In light of the significant uncertainties inherent in our forward looking statements these statements should not be regarded as representations by us that our objectives and plans will be achieved. Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which provide a "safe harbor" for similar statements by certain existing public companies do not apply to us.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                 PART I

                     Item 1.  Description of Business.

ORGANIZATION AND HISTORY

Our company was incorporated under laws of the State of Indiana on December 6, 1988 by our founder and current President Kevin W. Metheny. Thereafter, Mr. Metheny designed and invented a plastic snowmobile ski for which United States patents were granted on August 20, 1991 and September 8, 1996.
Prior to that time snowmobiles skis were made of steel or aluminum. Although these patents are currently in force, there have been no skis manufactured under either of the patents during the three years period to end December 31, 2001. In the years following issue of our patents to the date hereof, we have been engaged in the business of assembling and selling a fully configured snowmobile ski which consists of a plastic ski bottom, a wear bar which is attached to the bottom of the ski and functions as a mechanism to control guiding and turning of the ski, a handle which is attached to the front tip of the ski and a mount shoe which is affixed to the top of the ski and permits attachment of the fully assembled ski to a snowmobile. During this period we have also separately sold each of those components and other snowmobile accessories.

Because we did not have manufacturing facilities, and do not at the date hereof have such facilities, each of the components of our fully configured skis has been manufactured for us by other firms. And, during the foregoing specified period we have purchased from Poly-Hi Solidur all of our plastic ski bottoms manufactured under our patents or to our design and specification.

Because of our limited financial resources in the early years of our operation we were unable to challenge actions which we believe infringed our patent rights. In these circumstances and the limited scope of our patents, PPD Industries, Inc. of Sherbrooke, Quebec, Canada and Plastic Specialties, Mfg. of Hutchinson, Minnesota became manufacturers of plastic snowmobile ski bottoms. We, therefore, deem these two firms and Poly-Hi Solidur to be our competitors. See "Description of Business - Competition" herein.

The two market segments for sales of our plastic ski bottom were a manufacturer of snowmobiles and what is referred to in the snowmobile industry as the "aftermarket" which is made up of sales to consumers for replacement skis for those that have exhausted their useful lives and for particular uses such as on different terrain, various snow conditions and racing. During the period from approximately 1996 through the year 1999 the lesser portion of our sales of snowmobile skis were made in the aftermarket and the major portion of our sale of plastic ski bottoms were made to one major customer, Yamaha Motor Co. Ltd, Snowmobile Division, of Japan ("Yamaha"). See "Description of Business - Competition", and "Description of Business - Marketing and Sales" herein.

During the period under discussion we sold to Yamaha one-half of its annual purchase of plastic snowmobile ski bottoms. These skis were manufactured for us by Poly-Hi Solidur. The other one-half of Yamaha's annual purchase of plastic snowmobile skis was purchased from PPD Industries, Inc.

We did not have a long term agreement with Yamaha covering sale of our ski bottoms to it. Our sales to this customer were negotiated in the spring of each year for delivery in the following autumn or winter. In January 2000, for the purpose of reducing the cost of our skis to a level competitive with the price of skis purchased by it from PPD Industries, Inc. and for other reasons known exclusively to it, Yamaha prevailed upon our company to forego, in the future, our direct sale of plastic snowmobile ski bottoms to it. Accordingly, beginning in the year 2000, pursuant to a Representation Agreement between our company and Poly-Hi Solidur signed in August of 1996 and first implemented in January of 2000, and continuing to the date hereof, Poly-Hi Solidur manufactures plastic skis pursuant to design and specifications agreed upon by our company and Yamaha and Poly-Hi Solidur and sells those skis directly to Yamaha. We receive the payment of a commission of 10 percent of the proceeds of these sales. As a consequence of our having foregone direct sale of our plastic snowmobile ski bottoms to Yamaha and our acceptance of commission income on sales of plastic snowmobile ski bottoms by Poly-Hi Solidur to Yamaha, our gross revenues from operation have been substantially reduced. See "Financial Statements" and "Managements Discussion and Analysis of Financial Condition and Results of Operations" herein.

CURRENT OPERATIONS

Our Snowmobile Skis

We are principally engaged in assembling and selling in the North American aftermarket a fully configured plastic snowmobile ski which includes a plastic ski bottom in as many as ten bright colors, a shoe mount attached to the plastic ski and a wear bar fitted to the plastic ski bottom for turning of the ski which fully configured skis are ready for mounting on a snowmobile chassis in fully functioning condition. We produce these skis in six models for recreational, commercial and racing uses. Our skis are designed and manufactured for use on different terrains such as on established and groomed trails, racing courses and on open generally controlled terrain. Also, our skis are designed for use on varying surface conditions including packed snow trails, icy surfaces, powder snow, grass and, when adapted with wheels, on asphalt surfaces. See "Description of
Business   Product Development" herein.

Our plastic skis are manufactured for use on standard size snowmobiles and for mini-snow sleds, they are generally modular and can be mounted on any of the snowmobiles of the major manufacturers such as the Yamaha, Polaris, Arctic Cat and Ski-Doo snowmobiles.

The plastic ski bottoms, shoe mounts, wear bars and handles are all components of our fully configured snowmobile skis that are manufactured for us by outside manufacturers. We are not dependent on a single manufacturer for any of these component parts and we are not subject to a materially adverse disruption in our assembly and sale of our skis if any given manufacturer should be unable to furnish us with a particular component.

At the present time the major portion of our skis are sold through distributors and dealers and at retail in the so-called "aftermarket" to existing users of snowmobiles as replacements for those on snowmobiles as furnished by the manufacturers of snowmobiles, for worn or unsatisfactory skis, for use on particular terrain or snow conditions and for racing purposes.

Accessories

We provide our customers a series of high performance mount shoe kits manufactured by outside manufacturers to our design and specification for attachment to plastic skis for various snowmobile models of major manufacturers of the Arctic Cat, Ski-Doo, Polaris and Yamaha snowmobiles. Some of our mount shoes fit all models of snowmobiles. The mount shoes we provide are designed so as to allow for positioning the plastic ski in a manner that suits performance of the plastic ski in selected terrain and snow conditions.

In addition, we offer our customers wear bars, the turning component of fully assembled snowmobile skies, in a series of hardened high carbon steel designed by us for durability and long wear with normal use and manufactured for us by outside manufacturers. See "Description of Business
- Product Development" herein.

Our accessories include attachments to our plastic skis which permit adjustments to the tip of the skis in order to minimize or absorb the impact from harsh conditions of terrain. Also, included in the snowmobile accessories we provide our customers are: chassis scales for each ski and each rear suspension shock point to monitor proper weight distribution of a snowmobile; spindle alignment bars which fit all snowmobiles and are designed by us to regulate the camber angles and toe-in toe-out settings of plastic skis; a ski alignment kit which is used to position plastic skis in a proper alignment.

We provide a Chassis Rack for elevation and suspension of a snowmobile which provides access for maintenance, repair and adjustments to the operating components of a snowmobile.

Snowmobile Clothing

As a distributor for Tek-Rider, a clothing manufacturer, we sell a variety of protective clothing for snowmobile riders which consists of the Super Sport Tekvest, the Sport Tekvest, shoulder pads, the Tekvest Pro lite, SX Competition Pants, SX Competition Gloves, the Tekcape the SX and the XC Pullovers and the "Convertible" XC and Sno X Jackets.

LIMITED WARRANTY

We provide a one year limited warranty covering breakage due to defects in workmanship and/or material covering our Tunnelight(TM) ski.

PRODUCT DEVELOPMENT

The X2 Ski

Our President, Kevin W. Metheny, has designed and invented a plastic snowmobile ski for our company which we refer to as the X2. We believe this ski, when manufactured, will have characteristics that will be far superior to plastic snowmobile skis generally in use as of the date hereof. We believe these characteristics are patentable and our patent attorney is preparing a patent application therefor at the date hereof. No assurance can be given that a patent will be forthcoming.

In the event that a patent is issued covering the X2 ski, we do not have the facilities in-house to manufacture this ski. We estimate that to acquire such facilities would cost us approximately $700,000. No assurance can be given that we could obtain these funds from internally generated revenues, from vendor financing, lease-purchase arrangements, equity financing, bank financing, or otherwise. Also, no assurance can be given that any other commercial means such as licensing the production of this ski could be accomplished. Moreover, assuming that the X2 ski is produced by us no assurance can be given that such operation will be commercially successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

The Shaper Wear Bar

Our President, Kevin W. Metheny, has invented a wear bar which we refer to as the Shaper Wear Bar. This appliance attaches to the bottom of a plastic ski and functions to guide and turn that ski. A patent for the wear bar is pending. We propose to license the production and sale of the Shaper Wear Bar to an outside manufacturer. There can be no assurance that a patent will be issued or that we will be able to license production and sale of the Shaper Wear Bar and that such operations will be commercially successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

MARKETING AND SALES

General

During the year ended December 31, 1999 and in prior years the substantial portion of our sales of plastic ski bottoms were made directly to Yamaha Motor Co. Ltd. Snowmobile Division of Japan which generated the substantial portion of our revenues. Those plastic ski bottoms were manufactured for
us by Poly-Hi Solidur.  See "Description of Business   Organization and
History" and "Financial Statements" herein.

Beginning in the year 2000 to the date hereof we have been wholly engaged in selling fully configured plastic snowmobile skis which consist of ski bottoms, shoe mounts, wear bars and handles as well as each of those components separately and other related accessories in the so-called aftermarket in North America. The aftermarket is the market composed of consumers, directly or through distributors and dealers, who purchase plastic skis and accessories as replacements for their snowmobile skis or for particular use on different terrain, snow conditions or racing. All of these skis and accessories are manufactured for us by outside vendors.

Market Segments

Direct Sales to Consumers. During the three-years period ending on the date hereof, and in prior years, we followed a practice of advertising our products in magazines relevant to snowmobile users and distributing a catalog of our products to previous customers, dealers and distributors. During that period of time approximately 50 percent of our revenues were generated by sales of our products in this market segment.

Distributors and Dealers. During the aforesaid period, approximately 50 percent of our products were sold principally through wholesale distributors and to a lesser extent through retail dealers in snowmobiles and accessories. At the date hereof we have three sales representatives who represent us with retail dealers throughout North America. We propose to increase the number of our sales representatives and to substantially increase the sales of our products in this manner, but there is no assurance that we can do so. To the extent that we can expand our sales through dealers our gross revenues would significantly increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" herein.

Marketing Events

During the three years ended at the date hereof, we have participated in approximately 20 trade shows each year where we displayed and sold our products. Approximately eight of those events were characterized as consumer shows generally held in the northern tier of the United States.
We have an agreement with Leisure Features, Inc., a major sponsor of these trade shows, which provides for that firm to furnish us with five display booths for our products at these shows for a period of five years beginning in the year 2001. During the period from September 1, 2001 to the date hereof our sales to end-use customers at trade shows increased by 20 percent over the same period in the year 2000.

Also, during the aforementioned period we have participated annually in approximately 12 trade shows sponsored by distributors or dealers in snowmobiles and accessories where our products were put on display and sold. Some of these shows were sponsored by wholesale distributors, one of whom is Sports Unlimited which firm has been our major distributor. At these shows the sales we make are made through the sponsoring dealer or distributor.

We, also, display and sell our products at approximately 22 snowmobile racing events each year. During the three years period specified above we have sponsored teams for most of those racing events and at the date hereof we are sponsor for two racing teams.

Market Share

Based on data published by the International Association of Snowmobile Manufacturers ("IASM"), which, from our experience in the industry, we believe to be reliable, our share of the aftermarket sales of plastic snowmobile skis has been approximately 12-1/2 percent of that market for the three years period ended at the date hereof. See "Description of
Business   Competition" herein.

COMPETITION

General

Competition in both the manufacture and sale of plastic snowmobile skis in the North American market is intense and complex. Factors influencing this competition include the relative performance of different skis, styling, fit and finish, useful life of skis, brand loyalty and price.

Competitive Companies

Manufacturers of the snowmobiles known as the: Yamaha, Polaris, Arctic Cat and Ski-Doo are the four major competitors in that industry. They are a major competitive force in the market for plastic ski bottoms which they purchase for mounting on their snowmobiles and for sale as replacement skis in the aftermarket from the four major manufacturers of plastic snowmobile skis: Poly-Hi Solidur of Fort Wayne, Indiana, PPD Industries of Sherbrooke, Quebec, Canada, and Plastic Specialties Mfg. of Hutchinson, Minnesota and Global Plastics of Minnesota. One of these manufacturers of plastic ski bottoms also sell their skis in the aftermarket. The manufacturers of the Yamaha, Polaris, Arctic Cat and Ski-Doo are also a significant competitive force in aftermarket sales of replacement plastic skis. In addition to our company, there are six other firms that sell plastic snowmobile skis in the aftermarket, which are: C & A Pro, Starting Line Products, Simmons,
Cornoplast, V-Trac and Kimpex.  See "Description of Business   Marketing
and Sales" herein.

Competitive Position of USI

Although we are not a dominant competitive force, we believe we are a significant force in the assembly, marketing and sales of plastic snowmobile skis and accessories in the North America aftermarket. During prior years when we were directly selling plastic ski bottoms to Yamaha Motor Co. Ltd., Snowmobile Division, of Japan ("Yamaha") we were in direct competition with PPD Industries, which firm sold to Yamaha one half of its annual purchase of snowmobile plastic ski bottoms and we sold the other one half of such purchases to Yamaha. The plastic ski bottoms we sold to Yamaha during the foregoing period were manufactured by Poly-Hi Solidur pursuant to our design and specification. See "Description of Business Organization and History" herein.

Our relationship with Poly-Hi Solidur and Yamaha is both complex and competitive by reason of our commission arrangement with Poly-Hi Solidur and Yamaha and because Poly-Hi Solidur sells so-called "factory" plastic ski bottoms to Yamaha not only for assembly on its snowmobiles but for its resale in the aftermarket for replacement plastic skis. We, also, sell certain models of our plastic ski bottoms and accessories directly to Yamaha Canada for resale in the aftermarket which plastic skis are manufactured to our design and specifications by and furnished to us by Poly-Hi Solidur. Poly-Hi Solidur also sells plastic ski bottoms to several of our direct competitors in the aftermarket.

Following our loss of direct sales of our plastic skis to Yamaha in January 2000, to the date hereof we have been principally engaged in assembling and selling ski bottoms, our fully configured plastic skis and accessories in the retail aftermarket, the ski bottoms therefor being manufactured for us by Poly-Hi Solidur. Our competitors in this aftermarket are the four major snowmobile manufacturers who sell replacement skis in that market, the four major manufacturers of plastic skis who also sell plastic skis to the six other firms with which we compete for sale of plastic snowmobile skis in the aftermarket. We are at a competitive disadvantage in respect of the pricing of our plastic skis in relation to the four major manufacturers of snowmobiles who purchase their plastic replacement ski bottoms at a lesser price than we must pay for the plastic ski bottoms which we purchase for resale in the aftermarket. We are, also, at a competitive disadvantage with the four manufacturers of snowmobiles with respect to their distributor and dealer relations which are more extensive, numerous and established than are our distributor and dealer relations.
We are, also, at a pricing disadvantage in relation to the four major manufacturers of plastic snowmobile skis with respect to their sales of skis to our competitors in the aftermarket. We believe we are on an equal competitive footing with respect to the six firms who, also, sell plastic snowmobile skis in the aftermarket and must purchase plastic ski bottoms from one of the manufacturers thereof. See "Description of Business - Marketing and Sales" herein.

The four manufacturers of snowmobiles and the four manufacturers of plastic ski bottoms have greater financial and other resources than have we.

Our Methods of Competition

With respect to the competitive factors identified above we endeavor:

     (a) to offer skis at relatively high, mid-range and low prices which correspond with the preferences of our customers,
     (b) to have manufactured for us to or our design and specification skis which satisfy different demands for performance such as for general trail use, for difficult terrain, for different snow conditions and for racing purposes,
     (c) to provide a fully configured ski, that is, with its shoe mount, wear bar and handle in modular form so that it can be mounted on all models of snowmobiles,
     (d) to offer skis in as many as ten bright colors with a fine fit and finish intended to appeal to preferences of our customers for physically attractive skis,
     (e) to provide skis which have a useful life for as many as 6000 miles of travel as compared with the useful life of snowmobiles skis generally in use of approximately 1100 to 1500 miles of travel,
     (f) to provide skis of a quality superior to that with which snowmobiles are equipped as delivered from the manufacturers.
     (g) to exploit our ten years of providing snowmobile skis to Yamaha and to the aftermarket and the consequent recognition of our brand name "USI". See "Description of Business - Marketing and Sales" herein.

GOVERNMENT REGULATION

Environmental Protection Laws and Regulations

The environmental laws and regulations of the federal government and the various states pertaining to air, water, noise pollution and hazardous materials do not directly effect our operations or the use of our products.
                                   8
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To the extent that environmental laws and regulations directly effect the manufacturers of snowmobiles so as to limit the volume of their production of snowmobiles and limit the use of snowmobiles by consumers there would be a corresponding limitation in the sales of our skis in the aftermarket. To the date hereof we have experienced no limiting effect on sales of our product as a direct or indirect effect of environmental laws or regulation.

Safety Regulations

Our operations are subject to the federal laws and regulations administered by the Occupational Safety and Health Administration and we are subject to inspection by that agency. We believe we are in compliance with those laws and regulations and to date there has been no complaint lodged against our company by that agency or similar agency of the State of Indiana or local government having jurisdiction over our operations.

The Snowmobile Safety and Certification Committee ("SSCC") of the ISMA has voluntarily adopted safety standards for the use of snowmobiles. These standards require testing and evaluation for safety of all models of snowmobile manufactured by members of the ISMA. Although we are not a member of the ISMA or the SSCC, all of our skis have been tested and evaluated for safety and have satisfied the standards of the SSCC.

Also, the Specialty Vehicle Institute of America is an association that promotes the safe and responsible use of specialty vehicles, including snowmobiles, throughout the United States. Although, we are not a member of this association, our skis conform with the standards and guidelines of this institute.

OUR EMPLOYEES

Other than executive personnel, we have five full time employees, two of whom are engaged in clerical and administrative services and three of whom are engaged in production activities. We are not a party to a collective bargaining agreement. See "Certain Relationships and Related Transactions" herein.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

GENERALLY

The following discussion and analysis should be read in conjunction with our financial statements and related notes included with this registration statement. This material should not be construed to imply that the matters discussed will necessarily continue, favorably or unfavorably, into the future or that any projection herein will necessarily or actually be the results of operations in the future. Our discussion and analysis herein is only a best present assessment by management of our company.
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
In most years following our inception in 1988, we have operated with a profit or with minimal losses. As a consequence of our loss of direct sales of plastic ski bottoms to Yamaha beginning in January of the year ended December 31, 2000 we have continued to experience substantial losses
from operation.  See "Description of Business   Organization and History"
herein.

RESULTS OF OPERATIONS

The following table shows, for the periods stated, major line items from our statements of income as a percentage of sales. The trends reflected in the table below may not be indicative of our future results of operations.

                             Year ended December 31,  Ten Months Ended October 31,
                                    (Audited)               (Unaudited)
                                1999        2000        2000       2001
Sales                        $2,104,899   $919,751    $655,404   $518,757
Cost of Sales                       76%        88%         86%        87%
Gross Profit                        24%        12%         14%        13%
Commissions                          0%        10%         12%         6%
Selling expense                     12%        14%         13%        20%
Salaries and Related expenses        6%        11%         13%        16%
Office and Administration            3%        14%         15%        19%
Net Income (Loss)                  (-1%)      (26%)       (28%)      (51%)

COMPARISON OF YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 2000

Sales. Our sales decreased by 44 percent to $919,751 for the year ended December 31, 2000 from $2,104,899 for the year ended December 31, 1999. This materially adverse effect upon our results of operation was caused primarily by our loss of direct sales of ski bottoms to Yamaha. (See "Description of Business - Organization and History" herein.) This decrease in sales of ski bottoms was only partially offset by $92,679 in commission income on sales of skis in the year 2000 by Poly-Hi Solidur to Yamaha pursuant to our Representative Agreement with Poly-Hi Solidur.

We propose to increase our revenues from operation and, thereby, offset the loss of revenue from direct sale of ski bottoms to Yamaha by pursuing the following actions:

- Currently the major portion of our skis and accessories are sold through distributors in the aftermarket to dealers and end-use consumers. We are endeavoring to reduce this reliance on distributors by increasing our sales to dealers. In this regard, we have at the date hereof increased our staff by three sales representatives who represent us with dealers and are compensated by a small monthly advance and commission on sales to dealers. As our financial resources permit we will increase the number of such sales representatives. To the extent that our sales are made through dealers rather than through distributors, we anticipate
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
     revenues on that portion of our sales will increase by approximately
     35 percent.  See "Description of Business - Marketing and Sales" herein.

- We propose to grant a license for the production and sale of our Shaper Wear Bars to an outside manufacturer, which we expect to become effective within approximately three-months time and which for the fiscal period to end December 31, 2002 will result in a significant increase in our revenues from operations. See "Description of
     Business   Product Development" herein.

- We propose to undertake either the manufacture and sale principally to manufacturers of snowmobiles of our X2 plastic ski in-house or to contract for its manufacture by an outside vendor in circumstances where we own the tooling necessary for manufacture of our ski or by a joint venture arrangement with a manufacturer. By undertaking the manufacture of the X2 ski in either of these manners we will be able to market this ski directly to manufacturers of snowmobiles and in the aftermarket at prices well below the price of our competitors, and thereby substantially replace and go beyond our prior revenues from direct sales of ski bottoms to Yamaha. See "Description of Business - Product Development" herein.

Cost of Sales. Our cost of sales as a percentage of sales increased by 12 percent for the year 2000 over the year 1999 as reflected in costs of sales of $1,591,929 and $806,200, respectively.

We attribute this percentage increase to our costs of labor remaining at equivalent levels for the years 1999 and 2000 while, in the year 2000, sales fell off by 44 percent as a consequence of the loss of direct sales of ski bottoms to Yamaha. If we are able to effect a licensing agreement for the production of our Shaper Wear Bar and the manufacture of our X2 ski we estimate that the cost of sales as a percentage of sales will decline to approximately 25 percent during the period to end December 31, 2003. See "Description of Business - Product Development" herein.

Gross Profit. Our gross profit decreased by 50 percent in the year 2000 from the year 1999. As a percentage of sales, gross profit declined to 12 percent for the year 2000 from 24 percent for the year 1999. We attribute this decline to be primarily due to the loss of our direct sale of ski bottoms to Yamaha in the year 2000. If we are able to effect production of our Shaper Wear Bar under a licensing agreement and to commence manufacture of our X2 ski we expect our gross profit as a percentage of sales will increase to a percentage in the range of 50 percent to 25 percent.

Commissions. We had no commission income in the year 1999. Our first commission income for the year 2000 was $92,679 which was approximately 10 percent of sales. We estimate that our commission income will not vary materially in dollar amount, but will, in the future, become immaterial as a percentage of sales as we undertake production of our Shaper Wear Bar and our X2 skis and as our dealership program grows.

Salaries and Related Expenses. The increase in salaries and related expenses as a percentage of sales to 11 percent for the year 2000 from 6 percent for the year 1999 we attribute primarily to the loss of our direct sales of skis to Yamaha in the year 2000.

Office and Administration. As a percentage of sales our office and administrative expenses increased to 14 percent for the year 2000 from three percent for the year 1999 and by the dollar amount of $54,068.

Selling Expense. As a percentage of sales our selling expense increased to 14 percent for the year ended December 31, 2000 from 12 percent for the year ended December 31, 1999.

Net Income (Loss). As a percentage of sales our loss of (26) percent for the year 2000 as compared with our loss of (-1) percent for the year 1999 we attribute entirely to the loss of our direct sale of ski bottoms to Yamaha in the year 2000. We expect this circumstance and trend to continue until we generate revenues from the production of our Shaper Wear Bar, the manufacture and sale of our X2 ski and from expansion of our dealership program.

COMPARISON OF TEN MONTHS ENDED OCTOBER 31, 2000 AND OCTOBER 31, 2001

Sales. Our sales for the period ended October 31, 2001 decreased sharply as compared with sales for the period ended October 31, 2000 amounting to a decrease of $136,647 and a decrease of 21 percent. This is a continuation of the trend which developed in the year ended December 31, 2000 and which we expect will continue until such time as we are able to manufacture and sell our X2 ski and license production of our Shaper Wear Bar.

During the period beginning September 1, 2001 and ended at the date hereof our sales derived from five trade shows were increased by $18,000 or 31 percent compared with the same period in the year 2000. See "Description of Business - Product Development" herein.

Cost of Sales. Our cost of sales as a percentage of sales increased only marginally for the ten months ended October 31, 2001 as compared with the ten months period ended October 31, 2000.

Gross Profit. Our gross profit for the ten months ended October 31, 2001 as compared with the ten months ended October 31, 2000 decreased by $27,741, a decrease of 30 percent.

Commissions. We had commission income of $76,735 for the ten months ended October 31, 2000 and commission income of $33,393 for the ten months ended October 31, 2001, a decrease of 56 percent.

Selling Expense. As a percentage of sales our selling expense for the ten months period ended October 31, 2001 increased by seven percent over the ten months period ended October 31, 2000.

Salaries and Related Expenses. These expenses increased by three percent for the ten months period ended October 31, 2001, as compared with the ten months period ended October 31, 2000.

Office and Administration. As a percentage of sales these expenses increased by four percent in the ten months period ended October 31, 2001 as compared with the ten months period ended October 31, 2000.

Net Income (Loss). As a percentage of sales our net loss increased to 47 percent for the period ended October 31, 2001 amounting to an increase of 60 percent as compared with the ten months period ended October 31, 2000.

Liquidity and Capital Resources

In prior years through the year ended December 31, 1999, our capital requirements were provided by our internal revenues, vendor financing and commercial loans, principally bank loans secured by our inventory. Beginning in the year ended December 31, 2000 and continuing through the ten months period ended October 31, 2001 internal revenues, vendor financing and commercial loans have been insufficient to sustain our operations. During the period ended December 31, 2000 and through to the period ended November 7, 2001 our need for capital funds was provided by the proceeds from the private placement of our shares described in this registration statement amounting to a total of $374,500 which amount was employed as working capital.

For the thirteen month period to end December 31, 2002, we anticipate our need for capital funds will be sufficient and provided by:

-    Internally generated revenues from

     (a) a license agreement or joint venture agreement for the production of our Shaper Wear Bar,

     (b)  the production of our X2 ski through:
          (i) an arrangement where we will own the necessary tooling equipment and molding of the X2 would be performed by an outside manufacturer, which arrangement would include our financing of the tooling equipment by a contribution of vendor financing and internally generated revenue;
          (ii) our joint venture with an outside manufacturer under terms providing for the costs of manufacture of the X2 ski to be borne by our joint venture partner;
          (iii) our internal manufacture and sale of the X2 ski in which circumstance we would require approximately $700,000 to undertake manufacture of the X2 ski in-house. We would propose obtaining that sum of money through a public offering of our common stock.

To a lesser extent we propose to achieve an increase in internally generated revenues from (a) increased sales in the aftermarket to dealers and (b) increased sales to end-use customers.

We can give no assurances that our capital requirements for the thirteen months to end December 31,

2002 will be met by any one or more of the activities discussed immediately above. If our capital needs are not provided from such activities there would be a materially adverse effect on our capital requirements, liquidity and results of operations.

Inflation

We do not believe that inflation, which has been limited for our entire operating history, has had a material effect to date on our net sales or results of operations.

Seasons/Weather

Our business is of its inherent nature related to the winter season. During the period when we were making direct sales of our skis to Yamaha, these sales were made in the spring of each year and were not affected by snowfall in the ensuing winter season. During the three-years period to end December 31, 2001, there have been periods of light snow in regions of North America where we customarily sell our skis in the aftermarket. We have attempted to accommodate to this circumstance by concentrating our aftermarket sales efforts in those regions where there has been a greater snowfall. Nevertheless, the absence of snow or light snow in some regions has had an adverse effect upon our revenues and results of operations.

                     Item 3.  Description of Property.

Our Facilities

We are headquartered in Lafayette, Indiana, where we lease approximately 8500 square feet of office space, under a lease on a month to month basis at a monthly costs of $2100. We find that our current facilities are adequate for the level of operations we now conduct. We believe adequate space for expansion is available in the vicinity at rates comparable to our current rental expense. With growth we will add equipment, hardware and software as well as furnishings for an expanded staff and we will also require insurance for coverage of any added property. We currently do not have insurance coverage on our limited amount of equipment; however, we anticipate insurance coverage for any new equipment purchases. We carry general liability insurance in an amount we believe adequate with Henriott Insurance Company. See "Certain Relationships and Related Transactions" herein.

   Item 4.  Share Ownership of Management and Certain Beneficial Owners

The following table sets forth certain information concerning the Common Share ownership in our company as of November 30, 2001, of each person who is known to us to be the beneficial owner of more than five percent of our Common Shares, by each of our executive officers and directors; and by executive officers and directors as a group. This information was furnished to us by the persons identified and we are informed that each of these persons has the sole voting and investment power over the shares specified as beneficially owned by each of these persons.

Name and Address                       Number of       Percent of
of Beneficial Owner                     Shares           Class

Kevin W. Metheny                       4,500,000          52%
2119 N. 15th St.
Lafayette, IN

Rick D. Thomas                         1,500,000          17%
2119 N. 15th St.
Lafayette, IN

Martin J. Maasen                       1,500,000          17%
2119 N. 15th St.
Lafayette, IN

Officers and Directors, as a group     7,500,000          86%

  Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The following table sets forth the names and addresses of our current directors and executive officers, their ages and the date when each director commenced holding that position.

Name                    Position                  Age    Director Since

Kevin W. Metheny        President
2119 N 15th St          Chief Executive Officer   48      12-6-1988
Lafayette, IN 47904

Rick D. Thomas          Secretary/Treasurer
2119 N. 15th St.        Director                  42      7-26-2000
Lafayette, IN 47904

Martin J. Maassen       Chairman of Board
2119 N. 15th St.        of Directors              58      7-26-2000
Lafayette, IN 47904

Set forth below is certain information concerning our officers and directors.

Kevin W. Metheny

Mr. Metheny was awarded a Bachelor of Arts degree in 1973 by Bismark Jr. College, Bismark, North Dakota, a Bachelor of Arts degree in 1977 by Purdue University, West Lafayette, Indiana, with a major in Industrial Design, a minor in Mechanical Engineering and a Master of Arts degree in 1981 by Purdue University with a major in Industrial Design.

During the years 1981 to 1988, Mr. Metheny was the President and sole shareholder of Design Dimensions International Inc., an Indiana corporation. That corporation was engaged in industrial design consulting and product modeling and construction and among its major clients were:
Kimball International, Sealed Power Corp. and Mac Tools.

Mr. Metheny founded our corporation in 1988 and has acted as its President and Chief Executive Officer from that date to the date hereof. His duties, also, include the invention, design and patent of our principal products.

Rick D. Thomas

While serving in the United States Army in the Army Medical Department,
Mr. Thomas was awarded an Associate of Arts degree by Craighton University, Omaha, Nebraska and worked as a Radiological Technologist practicing at Ft. Sam Houston, San Antonio, Texas.

Following his honorable discharge from the United States Army, Mr. Thomas returned to Indianapolis where he worked as a radiology technician at Riley Children's Hospital and completed training as an Auto Service Technician. From the year 1987 to the date hereof Mr. Thomas has been engaged in the business of owning and operating a chain of eight automotive repair business and gasoline service stations. He is currently the owner of the Fourteenth Street Auto Care and Repair Company including a gasoline station.

In addition to his duties as Secretary and Treasurer of our company, Mr. Thomas represents our company in negotiations with our vendors, dealers and distributors, with snowmobile industry associations and administers our sponsorship of snowmobile racing teams.

Martin J. Maassen, M.D.

Doctor Maassen was awarded a Bachelor of Arts degree by Indiana University, Bloomington, Indiana in 1972. In 1974 he was awarded a Doctor of Internal Medicine degree from Indiana University. He has, heretofore, served as a staff Physician in the Emergency Department of Jackson County, Deaconess, Union and St. Elizabeth Hospitals in Indiana. From 1984 to the present time he has served as a staff Physician in the Emergency Department of the St. Elizabeth Hospital, in Lafayette, Indiana. He is an expert in computer technologies and the application thereof in the field of medicine.

                     Item 6.  Executive Compensation.

Compensation of Executive Officers

Mr. Kevin W. Metheny is our only executive officer currently receiving any remuneration for his services. His only compensation is an annual salary of $104,000 which he receives on a monthly basis. He is reimbursed for expenses attendant to the performance of his duties as President.

Compensation of Directors

Members of our Board of Directors receive no compensation for their service as directors. They are reimbursed for expenses attendant to the performance of their duties as directors.

         Item 7.  Certain Relationships and Related Transactions.

Pamela Metheny, the wife of our President Kevin W. Metheny, is employed by our company as a secretary/office administrator. Her compensation is fixed at a level commensurate with the compensation afforded in the community of our operations for services of a similar nature.

The registrant occupies the premises described herein under Item 3. Description of Property pursuant to an arrangement with Rick D. Thomas, a director and officer of the registrant and his wife, Ann, whereby the registrant pays the monthly amount due on a loan and mortgage on these premises given by Mr. Thomas and his wife.

                    Item 8.  Description of Securities.

DESCRIPTION OF OUR CAPITAL STOCK

The following summary description of our capital stock is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are available for examination at our offices at 2119 North 15th Street, Lafayette, Indiana 47049. Our authorized capital stock consists of 50,000,000 Common Shares having no par value per share of which at October 31, 2001, there were 8,603,300 shares issued and outstanding.

Common Shares

The holders of Common Shares are entitled to one vote per share on all matters to be voted upon by all holders of Common Shares. They are entitled to receive their proportion of any dividends as may be declared from time to time by the board of directors out of legally available funds. The holders of Common Shares are entitled to share proportionately in all assets remaining after payment of our liabilities in the event of the liquidation, dissolution or winding up of our company. The holders of Common Shares have no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Shares. All of the Common Shares now outstanding are fully paid and nonassessable.

Transfer agent

The transfer agent for the securities of our company is Interwest Transfer Company of Salt Lake City, Utah.

                                 PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholders Matters.

No Established Market

Our shares of Common Stock at the date hereof are not traded on any exchange or in the over-the-counter market.

As of the date hereof there is no established market for our shares of Common Stock. Also, at that date:
     a. there are no shares of our Common Stock which are subject to options, warrants nor are there any outstanding securities of our company which are convertible into shares of our Common Stock,

     b. there are no shares of our Common Stock eligible for sale under Rule 144 and there are no shares of our Common Stock which our company has agreed to register for sale

     c. there are no shares of our Common Stock that are being or proposed to be publicly offered for sale.

Dividend Policy

During the three-years period ended at the date hereof our company has not declared nor distributed any dividends. We do not anticipate that our company will declare and distribute any dividends in the foreseeable future.

                        Item 2.  Legal Proceedings.

To the date hereof there have been no legal claims against us relating to injury or death occasioned by the use of our skis or any of the other products we market. We are not currently a party plaintiff or defendant to any material legal proceeding.

We maintain product liability insurance of $1,000,000 in the aggregate which does not require any self-insured retention which is per occurrence coverage for accidents which may occur in the policy year irrespective of the date when a claim may be made. We believe we have adequate product liability insurance coverage.

          Item 3.  Changes in and Disagreements with Accountants.

We have not changed auditors or accountants during the three-years period ended at the date hereof nor have we had any disagreements with our auditors and accountants during that period.

             Item 4.  Recent Sales of Unregistered Securities.

During the period beginning July 26, 2000 and ended November 7, 2001 the registrant sold shares of its Common Stock as follows:

A. In connection with a reorganization of its management, including an increase in the number of directors from one to five members, 8,350,000 shares of registrant's Common Stock were issued as of July 26, 2000 to the following individuals:

Name and
Address                    No. of Shares     Consideration

Kevin W. Metheny           4,500,000         exchange for 450 shs.*
2119 N. 15th St.
Lafayette, IN

Rick D. Thomas             1,500,000         agreement to act as Director
2119 N. 15th St.                             and Secretary
Lafayette, IN

Martin J. Maassen          1,500,000         agreement to act as Director
2119 N. 15th St.                             and Chairman of the Board
Lafayette, IN

Gunther Than                 425,000         agreement to act as Director
2119 N. 15th St.                             and provide financial advice
Lafayette, IN

Thomas Cloutier              425,000         agreement to act as  Director
2119 N. 15th St.                             and provide financial advice
Lafayette, IN
                           ---------
     Total Shares          8,350,000 shs.

----------
* These shares were issued to effect a forward split in authorized Common Stock from 1000 shares to 50,000,000 authorized on April 15, 2000 by Kevin W. Metheny the sole shareholder who held on that date 450 shares.

The registrant claims that issue of the foregoing 8,350,000 shares of Common Stock was exempted from registration under Section 5 of the Securities Act of 1933 under Section 4(2) of that Act as transactions by an issuer not involving any public offering and consistent with the principles set forth in Securities & Exchange Commission v. Ralston Purina Co. 346 U.S. 119 (June 8, 1953) where each of the above identified individuals had available to him all the information that would have been provided to him by registration of the transaction, could fend for himself and did not require the protection of registration under that act. There was no underwriting commission or other form of compensation paid to any person for the issue of any of the foregoing shares.

B. Beginning on September 22, 2000 and ended on November 7, 2001 the registrant made private placement transactions of its Common Stock exempt from registration under Section 5 of the Securities Act of 1933 pursuant to Section 4(2) of that Act as transactions by an issuer not involving any public offering and as provided for under Rule 506 of Regulation D of the Securities and Exchange Commission to the following individuals:

                           Accredited Investors

Name and Address              No. of Shares    Consideration

Michael Bagnoli                 20,000           $ 25,000
40 Redwood Court
Lafayette, IN 47905

John C. McArthur                10,000             12,500
999 Greenbay Road
Winnetka, IL 60091

David M. Kersey                100,000            125,000
10557 E U.S. 24
Idaville, IN 47950

Donald G. Kesner                20,000             25,000
1601 Stanforth Ave
Lafayette, IN 47905

Derek and Sybil Shareville      12,000             15,000
6700 Indian Bluff
Battlegound, IN 47920

Alan R. Koester                 20,000             25,000
2533 Rainbow Drive
Lafayette, IN 47904

Tom Anderson d/b/a              20,000             25,000
Leisure Features                                 Agreed to provide
2918 Progress Road                               Promotional services
Madison, WI 53716

Richard Godlewski               20,000             25,000
P. O. Box 6453                                   Agreed to provide
Lafayette, IN 47903                              Legal services
                               -------            --------
Total Accredited Investors     222,000 shs.       $277,500
                               =======            ========

                        Sophisticated Investors(1)

Name and Address                 No. of Shares     Consideration

Casey Pickerill                      1,600          $ 2,000
3005 Greenbush Street
Lafayette, IN 47904

Cindy M. Alford                      4,000            5,000
67 Walnut St.
Lafayette, IN 47905

John and Deborah Cusack             10,000           12,500
3521 S. 9th Street
Lafayette, IN 47909

Ellen Thompson (2)                  42,000           52,500
1600, 147th Ave S.W.
Minot, ND 58701

Christine Randolph                   8,000           10,000
25 N. 21st Street
Lafayette, IN

Eric or Leiloni Olafson (3)          8,000           10,000
21 N. 9th Street
Minot, ND 58701

Bryan S. and Jill A. Thompson (4)   12,000           15,000
7657 12th Avenue N
Upham, ND 58789

Michael L. Lowe                     16,000           20,000
601 Main
Monticello, IN 47960
                                   -------         --------
Total Sophisticated Investors      101,600 shs.    $127,000
                                   =======         ========

There was no underwriting commission or other form of compensation paid to any person for the sale of any of the foregoing shares.
----------
(1) Individual persons who, under the principles set forth in Securities and Exchange Commission v. Ralston Purina Co. 436 U.S. 119 (June 8, 1953) and as provided in Rule 506 of Regulation D where persons by reason of their experience in business and financial matters were able to evaluate the merit and risk of an investment in the shares of Common Stock of the registrant and did not, therefore, require the benefit of registration of their purchase transactions.

(2) Ellen Thompson is a sister of Kevin W. Metheny, President of the registrant.

(3) Leiloni Olafson is a niece of Kevin W. Metheny, President of the registrant.

(4) Bryan S. Thompson is a nephew of Kevin W. Metheny, President of the registrant.

            Item 5.  Indemnification of Directors and Officers.

Our By-Laws provide for indemnification of our officers and directors against liabilities and expenses incurred in connection with litigation or proceedings against them arising out of their actions related to the affairs of our company, except in certain cases such as short swing profits in improper purchase and sale or sale and purchase of securities of our company, or where such liabilities and expenses are reimbursed by insurance proceeds or in case of an illegal profit or advantage is obtained by such officer or director. We are informed that the Securities and Exchange Commission has taken the position that indemnification of officers and directors, in certain cases, is against public policy.

                                 PART F/S

Financial Statements.

The following financial statements are included in this registration statement.

     Description                                             Page

     Report of Independent Auditors dated May 16, 2001        F-1

     Exhibit "A" Balance Sheets as of the years ended
          December 31, 1999 and 2000 and October 31,
          2000 and 2001 (unaudited)                           F-2

     Exhibit "B" Statements of Income for the years ended
          December 31, 1999 and 2000 and for the ten
          months ended October 31, 2000 and 2001
          (unaudited)                                         F-3

     Exhibit "C" Statements of Cash Flow for the years
          ended December 31, 1999 and 2000 and for
          the ten months period ended October 31, 2000
          and 2001 (unaudited)                                F-4

     Exhibit "D" Statements of Changes in Stockholders'
          Equity for the years ended December 31, 1999
          and 2000 and for the ten months period ended
          October 31, 2000 and 2001 (unaudited)               F-5

     Notes to Financial Statements                            F-6

                       INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Ultimate Sports, Inc.

     We have audited the accompanying balance sheets of Ultimate Sports, Inc. as of December 31, 2000 and 1999 the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultimate Sports, Inc. as of December 31, 2000 and 1999, and the results of its operations, changes in its stockholders' equity and cash flows for the years then ended in conformity with generally accepted accounting principles.

                                   /s/ Davis, Sita & Company, P.A.

                                   Davis, Sita & Company, P.A.

May 16, 2001

                                                                   EXHIBIT "A"

                                ULTIMATE SPORTS, INC.

                                   BALANCE SHEETS
        DECEMBER 31, 1999 AND 2000 AND OCTOBER 31, 2000 AND 2001 (unaudited)

                                       ASSETS
                                         December 31,              October 31,
                                       1999        2000          2000        2001
                                                                   (unaudited)
CURRENT ASSETS:
  Cash                              $  22,032   $  26,400     $  21,724   $   2,823
  Accounts receivable                 113,494     174,774        81,643     120,357
  Inventory                           604,465     516,215       553,970     419,603
  Prepaid income taxes                  7,119       7,119         7,119       7,119
  Prepaid lease                         2,920       3,627         3,627       3,627
  Deferred tax asset                    1,500      85,500        85,500      85,500
                                     --------    --------      --------    --------
     Total current assets             751,530     813,635       753,583     639,029
                                     --------    --------      --------    --------
FIXED ASSETS:
  Equipment and vehicles              321,614     349,819       340,089     356,942
  Less accumulated depreciation      (268,737)   (278,239)     (278,239)   (297,190)
                                     --------    --------      --------    --------
     Cost less depreciation            52,877      71,580        61,850      59,752
                                     --------    --------      --------    --------
     TOTAL ASSETS                   $ 804,407   $ 885,215     $ 815,433   $ 698,781
                                     ========    ========      ========    ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and
    accrued expense                 $ 274,198   $ 403,208     $ 278,487   $ 247,469
  Loan from shareholders                 -         38,148        38,148      31,075
  Notes payable                       344,407      74,043          -         60,319
                                     --------    --------      --------    --------
     Total current liabilities        618,605     515,399       316,635     338,863

LONG-TERM LIABILITIES:
  Notes payable                        25,217     299,736       385,504     298,229
                                     --------    --------      --------    --------
     Total liabilities                643,822     815,135       702,139     637,092

STOCKHOLDERS' EQUITY:
  Common stock, no par value
    1,000 shares authorized,
    450 shares issued                  19,700        -             -           -
  50,000,000 shares authorized,
    8,388,000 shares issued              -           -           67,200        -
    8,404,000 shares issued              -         87,200          -           -
    8,603,300 shares issued              -           -             -        336,700
  Retained earnings (deficit)         140,885     (17,120)       46,094    (275,011)
                                     --------    --------      --------    --------
     Total stockholders' equity       160,585      70,080       113,294      61,689
                                     --------    --------      --------    --------
     TOTAL LIABILITIES AND
       STOCKHOLDERS'EQUITY          $ 804,407   $ 885,215     $ 815,433   $ 698,781
                                     ========    ========      ========    ========

                               See Accompanying Notes

                                                                   EXHIBIT "B"

                                    ULTIMATE SPORTS, INC.

                                    STATEMENTS OF INCOME
                     FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000 AND
                 THE TEN MONTHS ENDED OCTOBER 31, 2000 AND 2001 (unaudited)
                                           December 31,                  October 31,
                                        1999          2000            2000          2001
                                                                         (unaudited)
REVENUE:
  Sales                             $ 2,104,899   $   919,751     $   655,404   $   518,757
  Less cost of sales                  1,591,929       806,200         562,802       453,896
                                     ----------    ----------      ----------    ----------
     Gross profit                       512,970       113,551          92,602        64,861

     Commissions                           -           92,679          76,735        33,393
                                     ----------    ----------      ----------    ----------
         Total income                   512,970       206,230         169,337        98,254

EXPENSES:

  Salaries and related expenses         126,245        98,567          84,830        85,419
  Office and administration              72,864       126,932          96,717        98,708
  Selling expenses                      248,045       128,479          83,434       101,682
  Interest expense                       33,842        43,225          37,914        32,969
  Depreciation                           42,581        25,300          25,300        23,658
  Rent                                    7,114        25,732          21,433        22,728

        Total expenses                  530,691       448,235         349,628       365,164
                                     ----------    ----------      ----------    ----------
Net loss                                (17,721)     (242,005)       (180,291)     (266,910)

Gain on sale of assets                    5,351          -               -            9,019
                                     ----------    ----------      ----------    ----------
Net loss                                (12,370)     (242,005)       (180,291)     (257,891)

Income tax benefit                        1,500        84,000          85,500          -
                                     ----------    ----------      ----------    ----------
Net loss for the periods            $   (10,870)  $  (158,005)    $   (94,791)  $  (257,891)
                                     ==========    ==========      ==========    ==========

                                   See Accompanying Notes

                                                                   EXHIBIT "C"

                                      ULTIMATE SPORTS, INC.

                                     STATEMENTS OF CASH FLOWS
                    FOR THE YEARS MONTHS ENDED DECEMBER 31, 1999 AND 2000 AND
                    THE TEN MONTHS ENDED OCTOBER 31, 2000 AND 2001 (unaudited)
                                                  December 31,                 October 31,
                                               1999          2000           2000         2001
                                                                               (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net loss for the periods - Exhibit "B"     $  (10,870)   $ (158,005)    $  (94,791)  $ (257,891)
                                             ---------     ---------      ---------    ---------
 Adjustments to reconcile net loss
  with net cash used in operations:

  Depreciation                                  42,581        25,300         25,300       23,658
  Gain on sales of assets                       (5,531)         -              -          (9,019)

 Changes in assets and liabilities:
  Accounts receivable                          (14,443)      (61,280)        31,851       54,417
  Inventory                                      5,218        88,250         50,495       96,612
  Prepaid expense                               (2,920)         (707)          (707)        -
  Income tax receivable                         (3,715)         -              -            -
  Deferred tax asset                            (1,500)      (84,000)       (84,000)        -
  Accounts payable and accrued expenses     $  (95,581)   $  129,010     $    4,289   $ (155,739)
                                             ---------     ---------      ---------    ---------
 Net cash used in operations                   (86,761)      (61,432)       (67,563)    (247,962)
                                             ---------     ---------      ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:

 Purchase of equipment                         (12,841)      (44,003)       (34,273)     (11,830)
 Proceeds from sales of equipment                8,000          -              -           9,019
                                             ---------     ---------      ---------    ---------
 Net cash used in investing activities          (4,841)      (44,003)       (34,273)      (2,811)
                                             ---------     ---------      ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:

 Loan (to) from shareholders                    (1,752)       38,148         38,148       (7,073)
 Notes payable (net)                            84,377         4,155         15,880      (15,231)
 Sale of common stock                             -           67,500         47,500      249,500
                                             ---------     ---------      ---------    ---------
 Net cash provided by financing
  activities                                    82,625       109,803        101,528      227,196
                                             ---------     ---------      ---------    ---------
 Net increase (decrease) in cash                (8,977)        4,368           (308)     (23,577)

 Cash, beginning of year                        31,009        22,032         22,032       26,400
                                             ---------     ---------      ---------    ---------
 Cash, end of year                          $   22,032    $   26,400     $   21,724   $    2,823
                                             =========     =========      =========    =========
OTHER DISCLOSURES:

 Interest paid                              $   33,842    $   43,225     $   37,914   $   32,969
                                             =========     =========      =========    =========

                                     See Accompanying Notes

                                                                   EXHIBIT "D"

                            ULTIMATE SPORTS, INC.

                      STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000 AND
          THE TEN MONTHS ENDED OCTOBER 31, 2000 AND 2001 (unaudited)
                                                                  Total
                                    Common        Retained      Stockholders'
                                    Stock         Earnings        Equity
Balances, at
 January 1, 1999                  $   19,700     $  151,755     $  171,455

   Net income (loss)                    -           (10,870)       (10,870)
                                   ---------      ---------      ---------
Balances at
 December 31, 1999                    19,700        140,885        160,585

   Issuance of common stock           47,500           -            47,500

   Net income (loss)                    -           (94,791)       (94,791)
                                   ---------      ---------      ---------
Balances, at
 October 31, 2000 (unaudited)         67,200         46,094        113,294

   Issuance of common stock           20,000           -            20,000

   Net income (loss)                    -           (63,214)       (63,214)
                                   ---------      ---------      ---------
Balances, at
 December 31, 2000                    87,200        (17,120)        70,080

   Issuance of common stock          249,500           -           249,500

   Net income (loss)                    -          (257,891)      (257,891)
                                   ---------      ---------      ---------
Balances, at
 October 31, 2001 (unaudited)     $  336,700     $ (275,011)    $   61,689
                                   =========      =========      =========

                           See Accompanying Notes

                        ULTIMATE SPORTS, INC.

                    NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 2000 AND OCTOBER 31, 2000 AND 2001 (unaudited)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization

     Ultimate Sports, Inc. ("The Company") is an Indiana corporation organized on December 6, 1988. The Company is engaged in the business of designing and assembling snowmobile skis. The Company has offices in West Lafayette, Indiana.

     Accounting Year

     The Company has elected a calendar accounting period beginning on January 1 and ending December 31 each year.

     Method of Accounting

     The financial statements of Ultimate Sports, Inc. have been prepared on the accrual basis of accounting. Under this method, certain revenues are recognized when earned, and certain expenses and purchases of assets are recognized when the obligation incurred.

     Management's Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Accounts Receivable

     Management considers all accounts receivable at December 31, 2000 and 1999 to be collectible.

     Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed under accelerated method with useful lives ranging from 5 to 7 years. Expenditures for major renewals and betterments which extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

     Inventory

     Inventories are stated at the lower of cost or market. Substantially all inventory is pledged as collateral on bank loans.

                              ULTIMATE SPORTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
       DECEMBER 31, 1999 AND 2000 AND OCTOBER 31, 2000 AND 2001 (unaudited)

NOTE 2 - NOTES PAYABLE

     The following is a summary of notes payable as of December 31, 1999 and 2000 and October 31, 2000 and 2001:
                                                December 31,              October 31,
                                              1999        2000          2000        2001
                                                                          (unaudited)
     Note payable to The Farmers
      State Bank, payable $6,513
      per month which includes
      interest at 12% per annum.
      Secured by accounts receivable,
      inventory and equipment.              $    -     $ 278,994     $ 288,087   $ 286,099

     Note payable to The Farmers
      State Bank, interest at 10%,
      payable June 1, 2000.
      Secured by the Company's
      assets and personal guarantees
      of the stockholders.                    25,000        -             -           -

     Note payable to The Farmers
      State Bank, interest at 10%
      payable March 1, 2003.
      Secured by the Company's
      assets and personal guarantees
      of the stockholders.                   198,335        -             -           -

     Line of credit loan from
      SunTrust Credit, up to
      $50,000, payable in monthly
      installments of $1,466,
      which includes interest at prime
      plus 4% (13.5% at 12/31/2000).
      The loan is unsecured.                    -         45,382        46,309      37,005

     Secured installment loans for
      purchases of equipment at
      various monthly payments with
      interest at 7%-10%.                     46,288      49,406        51,108      35,444
                                            --------    --------      --------    --------
        Total                              $ 369,623   $ 373,779     $ 385,504   $ 358,548
                                            ========    ========      ========    ========

     Loan maturities for each of the five years following December 31, 2000 as follows:

          2001           $  74,043
          2002              77,219
          2003              87,057
          2004              83,168
          2005              52,292
                          --------
                         $ 373,779

                              ULTIMATE SPORTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
       DECEMBER 31, 1999 AND 2000 AND OCTOBER 31, 2000 AND 2001 (unaudited)

NOTE 3 - LOAN FROM SHAREHOLDERS

     During 2000, the founder shareholder advanced funds to the Company. The loans are due on demand, without interest and are unsecured.

NOTE 4 - INCOME TAXES

     The Company is subject to Federal and Sate income taxes on its earnings. Since the Company has a net loss on its financial statements of $12,370 in 1999, $242,005 in 2000, there is no current income tax liability reflected on the financial statements.

     Information relative to income taxes:
                                                  December 31,
                                               1999          2000
     Net loss per financial statements      $  12,370     $ 242,005
     Differences due primarily to
      non-deductible expenses                   4,060         2,142
                                             --------      --------
     Net loss-income tax basis              $   8,310     $ 239,863
                                             ========      ========
     Calculation of deferred tax asset:

     Estimated income tax benefit
     derived from carryback and
     carryforward of net operating
     losses                                 $   1,500     $  84,000
                                             ========      ========

     Estimated amount recoverable
     from carryback of net operating
     losses to prior years taxable
     income in accordance with income
     tax regulations                        $   1,500     $  12,000

     Estimated recoverable amount
     which is dependent on future
     taxable income                              -           72,000
                                             --------      --------
          Total                                 1,500        84,000

     Add prior year deferred tax asset           -            1,500
                                             --------      --------
          Total deferred tax asset          $    -        $  85,500
                                             ========      ========

                              ULTIMATE SPORTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
       DECEMBER 31, 1999 AND 2000 AND OCTOBER 31, 2000 AND 2001 (unaudited)

     Although the Company has realized a net operating loss for the year ended December 31, 2000, the deferred tax asset has been recognized because the Company has operated at a profit for most of its existence and management has identified the reasons for its current loss and has taken constructive steps to bring the Company back to a profitable status.

NOTE 5 - MAJOR CUSTOMER

     During 2000 the Company entered into a representation agreement with Poly Hi Solidur. Under the terms of the agreement the Company would no longer sell its products directly to Yamaha Snowmobile division, but instead would be paid a commission by Poly Hi for sales that the Company arranges between Poly Hi and Yamaha. As a result of this agreement, the Company was paid $92,679 for commission in 2000, which represents a significant portion of its total income.

                                PART III

Item 1. and 2.  Index to Exhibits and Description of Exhibits.

  Exhibit No.  Description                                  Location

     2.1       Articles of Incorporation as amended         Attached

     2.2       Current By-Laws                              Attached

     3.1       Form of Common Stock Certificate             Attached

     6.1       Line of Credit with the Farmers State Bank
               Dated May 4, 2001                            Attached

     6.2       Promissory Note to Farmers State Bank
               Dated July 11, 2001                          Attached

     6.3       Agreement regarding Trade Shows with
               Leisure Features
               Dated September 28, 2001                     Attached

     6.4 Agreement with Poly-Hi Solidur providing for commission to registrant on sales of skis sold by Poly-Hi Solidur to Yamaha
               (to be furnished by amendment)

     6.5 Agreement between registrant and Rick D. and Ann Thomas covering registrant's occupation of its facilities (to be furnished by amendment)

     23.1     Consent of auditor                            Attached

                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Ultimate Sports, Inc.

                                   Martin J. Maassen, M.D.

                                   By: /s/  Martin J. Maassen
                                   Signature

                                   Chairman of the Board
                                   Title
Date: December 20, 2001

                                   Rick D. Thomas

                                   By: /s/ Rick D. Thomas
                                   Signature

                                   Secretary
                                   Title
Date: December 20, 2001